October 18, 2012

CORRESP.

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:           Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-15266

Response to Staff Comment Later dated September 19, 2012

Dear Ms. Hayes:

Bank of Chile (the “Bank”) has received a comment letter dated September 19, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Bank’s annual report on form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).  On behalf of the Bank, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Our exposure to certain segments of the retail market could lead to higher levels…, page 9

1.                                      We note your disclosure that “[t]he levels of total past-due loans…may be materially higher in the future” and note further that your past-due portfolio increased by 32.5% in 2011.  Please expand your risk factor disclosure in future filings, as appropriate, to quantify material increases in the levels of past-due loans and explain the extent to which such increases resulted from your exposure to small- and medium-sized companies, or to lower-income individuals.

Response:

•                  We respectfully note the Staff’s comment and will revise our future filings to expand our risk factors in order to disclose any material increases in the levels of past-due loans and explain the extent to which such increases resulted from our exposure to small- and medium-sized companies, or to lower-income segments.

•                  Notwithstanding the above, we would like to mention that our total past-due loans (loans overdue 90 days or more) increased by 4.0% in 2011. As shown on pages 77, 78 and 80 of our 2011 20F, our total past-due loans increased from Ch$172,075 million in 2010 to Ch$178,905 million in 2011, which represented 1.20% and 1.03% of our total loans in 2010 and 2011, respectively. Regarding the composition of our past-due loans, the table below shows a breakdown by product, as disclosed on page 80 of the form 20-f:

	As of December 31,		% Increase
	2010	2011	(Decrease)
	(in millions of Ch$)
IFRS:
Past-Due Loans (90 days or more)
Commercial Loans	101,385	102,395	1.0%
Consumer Loans	29,257	38,825	32.7%
Residential Mortgage Loans	41,433	37,685	(9.2)%
Total Past- Due Loans (90 days or more)	172,075	178,905	4.0%

Worth mentioning is that the consumer loans past-due increased by 32.7% in 2011 as compared to 2010. This increase is explained by both a volume effect related to an 18.8% annual growth in total consumer loans and a temporary deterioration in the customers’ payment behavior

Additionally, our focus on retail banking translated into a higher penetration in the credit card business, which also caused an increase in consumer loans past-due. Instead, past-due loans related to SMEs decreased during the period.

•                  As request, we will expand the mentioned risk factor in our future filings by including the following paragraph:

“As of December 31, 20[•] our total past-due loans (loans overdue 90 days or more) reached Ch$[•], which represented a [•]% [increase/decrease] as compared to the figure recorded a year earlier. Also, as of December 31, 20[•] our total past-due loans included [•]% of retail banking past-due loans (consumer, residential mortgage and commercial loans to small and medium sized companies) and [•]% of wholesale banking past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due portfolio comprised [•]% of retail banking past-due loans and [•]% of wholesale banking past-due credits.”

Item 4. Information on the Company, page 16

Retail Market, page 31

Residential Mortgage Loans, page 33

2.                                      We note your Mutuos Hipotecarios mortgage-lending product allows a borrower to finance up to 100% of the purchase price or the appraised value of the property, whichever is lower, instead of the 75% that a standard mortgage would allow.  We also note your disclosure of loan-to-value (LTV) ratios on page 34 for your secured loans in the retail banking segment.  Please tell us and revise your future filings to clarify whether the LTV ratios provided are based on the property value at origination or a more current valuation.  If original property values were used and current property valuation data is available, please revise your future filings to provide refreshed LTV ratios and explain your basis for the current valuations (i.e., updated appraisals, housing price indexes, etc.).

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.  Particularly, on page 34 we will include the following statement:

“The LTV ratios provided above are based on estimated property values that we update monthly with the collateral valuation models managed by our Corporate Risk Division. These models determine a rate of depreciation that provides an updated collateral value, based on variables such as geographic location, last appraisal date, type of property and type of customer. Accordingly, the LTV ratios set forth above take into account the most recent available data regarding collateral values”.

Analysis of Our Loan Classification, page 75

3.                                      We note that you provide disclosures regarding the classification of your loan portfolio throughout your filing — specifically on pages 76, F-55 and F-121.  We also note that during 2011 you changed your loan classification system such that individually evaluated loans are classified as either normal, substandard, or non-complying based on their internally assigned credit rating.  Please address the following:

•                  Revise your future filings to more prominently disclose your loan classification categories as such disclosure is currently only provided in footnotes to certain tables.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

Is requesting staff more information for a better understanding and for facilitating the comparison between different periods. Accordingly, we will make the following changes:

We will revise our future filing and will add additional disclosure regarding the Normal, Substandard and Non-Complying classification for individual loan portfolio (i.e., loans are individually assessed for impairment).

The proposed disclosure is the following:

Individual classified loans

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.

For purposes of establishing the appropriate allowances, the Bank classifies the debtors and their operations related to loans into one of three categories of loans portfolio: Normal, Substandard and Non-Complying Loans.

Normal Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

Substandard Loans:

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.

Non-complying Loans:

The non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy.  This category comprises all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

Group classified loans

The group analysis is used to analyze a large number of loans whose individual amounts are not significant.  For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans.

•                  Revise your future filings to more clearly explain how your impaired loans are derived from your loan classification categories and provide quantitative disclosure that reconciles these amounts.  For example, based on the footnote to the table on page F-121 it appears that a portion of your substandard loans (those rated B3-B4) and all non-complying loans are considered impaired.  In your revised disclosures, please differentiate between substandard loans rated B1-B2 and those rates B3-B4 and explain why the former are not also considered impaired.

Response:

We respectfully note the Staff´s comment and will revise our future filings accordingly.

A draft of our proposed disclosure is the following:

December 2011 MCh$
Individual Portfolio
Substandard (categories B1 — B4)	56,405
Non-complying (categories C1 — C6)	163,859
Group Portfolio
Non-complying	327,851
Total (categories B1 — C6)(see note 40 (f))(*)	548,115

Impaired loans (categories B3 — C6) (see Note 10 (b))	499,768
Normal portfolio (categories B1 — B2)	48,347

(*) Includes substandard loans and non-complying loans (individual and group)

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories	Criteria

B1 — Normal	• Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis

B2 — Normal	• Debtor with low but sufficient credit quality

B3 — Impaired	• Debtor with a very low credit quality • Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring

B4 — Impaired	• Debtor with minimum credit quality • This debtor type presents a history of negative behaviors in the past 12 months

C1-C6 Impaired

•                  These categories include debtors and their credits, the recovery of which is considered remote, as they present a deteriorating or no ability to pay

•                  Debtors with obvious signs of possible bankruptcy, as well as those debtors where a forced restructuring of debt is necessary to avoid default

•                  These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

•                  To provide a more meaningful comparison to prior periods, in future filings revise your loan classification table at the bottom of page 76 to provide further segregation of your loan portfolios by internal credit rating.  For example, consider disclosing the amount of loans in each rating category and provide subtotals that aggregate these categories to your classified loan portfolios (normal, substandard, non-complying).

Response:

We respectfully note the Staff’s comments.

In the future filings we will further segregate each classified.  We propose the following disclosure:

	As of December 31, 2011
	Commercial Loans	Residential Mortgage Loans	Consumer Loans	Total Loans	Percentage of Loans of Classified
	(in millions of Ch$, except percentages)
Bank´s Credit Rating:
A1	94,399	—	—	94,399	0.98%
A2	2,393,915	—	—	2,393,915	24.74%
A3	3,173,274	—	—	3,173,274	32.79%
A4	1,889,504	—	—	1,889,504	19.53%
A5	1,299,391	—	—	1,299,391	13.43%
A6	605,626	—	—	605,626	6.24%
Normal Portfolio	9,456,109	—	—	9,456,109	97.71%

B1	39,682	—	—	39,682	0.41%
B2	8,664	—	—	8,664	0.09%
B3	6,542	—	—	6,542	0.07%
B4	1,517	—	—	1,517	0.02%
Substandard Portfolio	56,405	—	—	56,405	0.59%

C1	19,083	—	—	19,083	0.20%
C2	11,405	—	—	11,405	0.12%
C3	35,413	—	—	35,413	0.37%
C4	15,886	—	—	15,886	0.16%
C5	55,893	—	—	55,893	0.58%
C6	26,179	—	—	26,179	0.27%
Non-Complying Portfolio	163,859	—	—	163,859	1.70%
Total individual classified loans	9,676,373	—	—	9,676,373	100.00%

Normal porfolio	1,443,208	3,543,520	2,439,495	7,426,223
Non-complying porfolio	137,812	63,914	126,125	327,851
Total group classified loans	1,581,020	3,607,434	2,565,620	7,754,074
Total loans	11,257,393	3,607,434	2,565,620	17,430,447
	85.96%	0.00%	0.00%	55.51%

•                  Revise the table on page F-55 in your future filings to re-label the second column “Impaired Loans” as the total loans in this column corresponds with the amount of impaired loans disclosed in the footnote to the table on page F-121.  It appears that a similar revision to the table on page 78 is warranted as well.

Response:

We respectfully note the Staff’s comment and in future filings will change the label to “Impaired Loans” for the tables and footnote of pages F-55 and F-121.

Item 5. Operating and Financial Review and Prospects, page 84

Business Segments — Wholesale Banking, page 103

4.                                      We note your disclosure that the decline in provision for loan losses was partially due to the release of allowance for loan losses of approximately Ch$45.4 billion related to the sale of a non-performing corporate customer’s loan portfolio.  We also note on page 104 that you recognized a loss of Ch$42.5 billion related to this sale.

Please address the following:

•                  Tell us the outstanding balance and related allowance on this loan portfolio as of the sale date and the sales price for the loan portfolio.  In your future filings clearly disclose total loans sold during the period and the gain/loss recognized on total sales.

Response:

At the transaction date, the outstanding balance, related allowances and sale price for this portfolio were:

Loan Portfolio Details	Millions of Ch$

Gross Outstanding Balance (excluding allowances)	(48,926)	a
Sale Price	6,464	b
Realized Loss (under Internal Reporting Policies)	(42,462)	c

Release of Related Allowances	43,950	d

Net Gain (under IFRS)	1,488	e

We would like to mention that the accounting for this transaction is presented in two different ways within the Form 20F. This is due to our financial information being presented in accordance with IFRS in the Form 20F, with exception of the information related to our Business Segments (page 100 to 106), which in turn is presented — as disclosed in the annual report — under our Internal Reporting Policies (for more information see pages 101 and 102 or Note 4 on page F38 of the Form 20F).

Hence, for purposes of internal reporting (this is under our internal reporting policies used for business segment reporting) and as required by the Chilean regulator, we accounted for a realized loss of Ch$42.5 billion (c) within ‘Other Operating Income’, while we recognized an allowance release of Ch$44.0 billion (d) in the line item ‘Provisions for Loan Losses’. These accountings resulted in a net gain (although presented in separate line items) of Ch$1.5 billion (e).

On the other hand, under IFRS (this is in the Financial Statements presented in the 20F) and as permitted by IAS 39, we accounted the net gain of Ch$1.5 billion (e) within the “Other Operating Income”, directly.

In addition, we have noted that we incorrectly referred to the allowances related to this transaction in the business segments analysis (under Internal Reporting Policies) by informing an amount of Ch$45.4 billion that is actually Ch$44.0 billion (page 104) as mentioned in the table above. We will correct this figure in our next 20F report within the business segment analysis please note that the transaction was accounted for correctly under both IFRS and our Internal Reporting Policies.

In our future filings we will disclose any material sale that takes place during the period and the related gain/loss in our Financial Statements.

•                  Explain in greater detail how the sale of this loan portfolio resulted in a release of the allowance especially considering you also recognized a loss on the sale.

Response:

For purposes of internal reporting, this is under our Internal Reporting Policies used to measure the performance of our Business Segments (pages 100 to 106), and given the information disclosed in the table above, we proceeded as follows:

•                  by recognizing a realized loss Ch$42.5 billion (difference between gross outstanding balance and sale price reflected by ‘c’ in the table above) under the line item ‘Other Operating Income’, and

•             by releasing the portfolio related allowances of Ch$44.0 billion (‘d’ in the table above) under the line item “Provisions for Loan Losses”

•                  Clarify whether the accounting for this transaction was the same under IFRS and if so, why the allowance release of CH$45.4 billion wasn’t reported in the table at the bottom of page 78.

Response:

The accounting for this transaction under our Internal Reporting Policies differed from the procedures applied under IFRS, although they have the same final effect in our profit and loss statement, a net gain of Ch$1.5 billion. With regards to our Internal Reporting Policies (applied in the reporting of our business segments, pages 100 to 106), we proceeded as mentioned in the previous response. However, under IFRS we acted in accordance to IAS 39 (paragraph 26), as follows:

•                  By recognizing a net gain of Ch$1.5 billion under the line item ‘Other Operating Income’. This net gain came up from the calculations defined under ‘e’ in the table above.

Accordingly, the release of the portfolio’s related allowances only applied under our Internal Reporting Policies (used to measure the performance of our Business Segments (pages 100 to 106) and such release is not applicable to the information on page 78 which is under IFRS.

Off-Balance Sheet Arrangements, page 117

Tabular Disclosure of Contractual Obligations, page 118

5.                                      We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt, which appears to be significant based on your disclosure of interest expense on pages 94 and F-89.  We also note your table excludes subordinated bonds and term savings accounts balances.  Please revise this table in your future filings to address the following:

•                  Ensure that you include all contractual obligations in this table, including subordinated bonds.

•                  Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

•                  To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations.  To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

•                  Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

We will include in future filings all contractual obligations, separately by type of issue (Mortgage Finance Bonds, Bonds and Subordinated Bonds).

We will also include in future filings the cash flows of the cross currency swaps that the Bank is using to hedge two identified risks, the first is the exchange rate risk from bonds denominated in Mexican Pesos (MXN) and the second is the inflation risk from cash flows denominated in Unidad de Fomento (CLF).

Our proposed disclosure is the following:

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations by time remaining to maturity. As of December 31, 2011, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 Years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
IFRS:
Contractual Obligations
Current accounts and other demand deposits	Ch$	4,895,426	Ch$	—	Ch$	—	Ch$	—	Ch$	4,895,426
Transactions in the course of payments		155,424		—		—		—		155.424
Savings accounts and time deposits		8,811,613		292,426		355		30		9,104,424
Bonds issued
Mortgage finance bonds		32,953		44,374		30,581		44,191		152,099
Bonds		11,389		266,840		377,850		832,290		1,488,369
Subordinated bonds		47,306		45,082		162,620		492,866		747,874
Hedge (*)
Hedged instrument (Cross currency swap MXN leg)
Inflows		3,054		62,048		—		—		65,102
Hedged instrument (Cross currency swap CLF leg)
Outflows		(1,591)		(60,377)		—		—		(61,968)
Borrowings from financial institutions		1,535,080		103,942		51,917		—		1,690,939
Other obligations		129,891		12,354		8,192		34,348		184,785
Lease contracts		23,035		32,143		25,505		54,931		135,614
Services contracts		6,057		3,766		271		—		10,094
Payables from repurchase agreements and security lending		223,202		—		—		—		223,202
Total	Ch$	15,872,839	Ch$	802,598	Ch$	657,291	Ch$	1,458,656	Ch$	18,791,384

(*) See note 8 (c) of the Consolidated Financial Statements

Share Ownership, page 133

6.                                      Please reconcile your disclosure that Quinenco S.A. owns 31.81% of your shares “directly and indirectly through LQ Inversiones Financieras S.A.” (“LQIF”) with your disclosure on page 135 and the chart on page 29, which appears to indicate that Quinenco S.A. owns your shares only indirectly through LQIF.

Response:

We respectfully note the Staff’s comment and will amend the Form 20-F accordingly on page 133:

Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 31.76% of our outstanding shares and 0.06% through Inversiones SQ-LM Ltda.

Item 7.  Major Shareholders and Related Party Transactions, page 134

Ownership Structure, page 134

7.                                      Please expand your disclosure in future filings to describe the purpose of the entities LQIF and Inversiones LQ SM Ltda. (“LQ-SM”).

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

In our 6-K filed on July 20, 2007, we made public that as a part of the strategic partnership with Citigroup, Quiñenco S.A. and Citigroup are the shareholders of LQ Inversiones Financieras S.A. (“LQIF”), the parent corporation of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) and of Banco de Chile, among other companies.

LQIF and Inversiones LQ-SM Ltda., are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile.

Major Shareholders, page 134

8.                                      We note that SM-Chile, SAOS and LQIF/LQ-SM hold 13.96%, 32.89% and 31.81% of your shares, respectively.  We also note your disclosure that LQIF and LQ-SM have the right to vote your shares that they own directly, plus those held by SM-Chile and SAOS, based upon LQIF and LQ-SM’s ownership in SM-Chile.  However, it remains unclear why the total voting rights of LQIF and LQ-SM are less than the total economic rights held by SM-Chile, SAOS, LQIF and LQ-SM.  Please advise.

Response:

We note the Staff’s comment and will revise future filings accordingly.

The total voting rights of LQIF and LQ-SM are less than the total economic rights held by SM-Chile, SAOS, LQIF and LQ-SM due to the following reasons:

As previously explained supplementally to the Staff as a consequence of the enactment by the Chilean Congress of Law No. 19,396 of 1996, which established a new legal regime for the subordinated obligation of certain commercial banks towards the Central Bank of Chile, the old Banco de Chile was transformed into Sociedad Matriz del Banco de Banco de Chile or SM-Chile S.A., the parent company of Banco de Chile and SAOS.  SAOS was created to hold the non-performing portfolio of Banco de Chile in full replacement of the subordinated obligation of SM-Chile to the Central Bank of Chile.  For assuming this obligation, SAOS received from SM-Chile 63.6% of its shares in Banco Chile, which were pledged as collateral to the Central Bank of Chile.  SAOS repays the Central Bank with the dividends paid by Banco de Chile.

Under its legal and corporate structure SM-Chile presents certain features which, in turn, explain the difference between the voting and economic rights of our shares, such as certain special rights afforded to the shareholders of SM-Chile depending on the class of SM-Chile shares owned and voting ratios to be applied in connection with the aforementioned different series of shares.

Under SM-Chile’s by-laws, its share capital is distributed into 12,138,504,795 shares of four series of shares: A, B, D and E.

Voting rights of our shares directly owned by SM-Chile are exercised by all SM-Chile shareholders (series A, B, D and E); however, voting rights of our shares directly owned by SAOS are exercised only by shareholders of series A, B and D.

SAOS’s by laws provide that its voting rights in Banco de Chile are exercised by the shareholders of SM-Chile.  Thus, as to the voting ratios established in SM-Chile’s by -laws, one share of series A, B or D exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by, while one share of series E exercises voting rights in a one-to-one ratio.

Consequently, each SM-CHILE share with voting rights over our shares (series A, B and D) may vote 3.38337827 shares (one share owned by SM-Chile plus 2.38337827 of our shares owned by SAOS) of Banco de Chile and each SM-Chile series E share may vote only one of our shares.

In terms of economic rights, all series of shares of SM-Chile have the right to receive dividends, with the exception of series A shares (series B, D and E shares are entitled to dividends from the income generated by SM-Chile).

The following charts provide additional information as to the voting and economic rights of LQIF and LQ-SM (Chart N.o 1) and other major shareholders (Chart N.o 2) within our ownership structure (*):

Chart N.o 1

VOTING RIGHTS OF LQIF + LQSM in BANCO DE CHILE (*)

LQIF

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH

Direct ownership in BCH	27,609,418,295	1.00000000	27,609,418,295	31.76%
shares SM-A	0	3.38337827	0	0.00%
shares SM-B	5,497,274,771	3.38337827	18,599,360,004	21.39%
shares SM-D	223,364,308	3.38337827	755,725,946	0.87%
shares SM-E	0	1.00000000	0	0.00%
		Total LQIF in BCH	46,964,504,245	54.02%

LQ-SM

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM- CHILE By -laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as %) in BCH
Direct ownership in BCH	50,274,713	1.00000000	50,274,713	0.06%
shares SM-A	377,528,973	3.38337827	1,277,323,324	1.47%
shares SM-B	971,080,384	3.38337827	3,285,532,270	3.78%
shares SM-D	0	3.38337827	0	0.00%
shares SM-E	0	1.00000000	0	0.00%
		Total LQ-SM in BCH	4,613,130,306	5.31%

Chart N.o 2

ECONOMIC RIGHTS in BANCO DE CHILE

Shares with Right of Dividends (*)	Number of SM-Chile shares	Ownership%	Number of Banco de Chile shares	Ownership
LQIF/LQ-SM	6,691,719,463	55.128%	27,659,693,008	31.8138%
Ergas	0	0.000%	5,089,498,907	5.8539%
SAOS S.A.	0	0.000%	28,593,701,789	32.8881%
SM-Chile	—	—	12,138,525,772	13.9616%

Shareholder	SERIE A	SERIE B	SERIE D	SERIE E	Total SM-Chile	Total Participac.	Average SM-CHILE	Ownership of BANCO DE CHILE shares	Total Ownership as %		VOTING SHARES OF BCH	Total Ownership
LQ INVERSIONES FINANCIERAS S.A.	0	5.497.274.771	223.364.308	0	5.720.639.079	47,1280%	19.355.085.950	27.609.418.295	31,7559%		46,964,504.245	54,01788%
SAOS RA.	0	0	0	0	0	0,0000%		28.593.701.789	32,8881%
SM-CHILE SA.	0	0	0	0	0	0,0000%		12.138.525.772	13,9616%
EVER 1 BAE SPA	0	0	0	0	0	0,0000%	0	1.890.495.236	2,1744%	3	1,890,495.236	2,17442%
EVER CHILE SPA	0	0	0	0	0	0,0000%	0	1.890.495.231	2,1744%	4	1,890,495.231	2,17442%
INVERSIONES LQSM LIMITADA	377.528.973	971.080.384	0	0	1.348.609.357	11,1102%	4.562.855.593	50.274.713	0,0578%		4,613,130.306	5,30595%
INVERSIONES ASPEN LTDA.	0	0	0	0	0	0,0000%	0	1.308.484.951	1,5050%	5	1,308,484.951	1,50500%

					12.138.504.795	58,2382%					86.942.514.973
							SM-CHILE S.A.	40.732.227.561	46,85%	7
							Ergas	5.089.475.418	5,85%	6
							LQ Inversiones Finanacieras + Inversiones LQ SM	27.659.693.008	31,81%
							LQ INVERSIONES FINANCIERAS S.A.	27.609.418.295	31,76%
							INVERSIONES LQ- SM LIMITADA	50.274.713	0,06%
							SAOS + SOCIEDAD MATRIZ BANCO DE CHILE+ LQ IF +INVERSIONES LQ	68.391.920.569	78,66%	1
						Voting Rights	Lq + Lg SM	51.577.634.551	59,32%	2
							Directors & Managers	22.247.282	0,03%	8

							Direct Ownersrhip in BANCO DE CHILE
							SM	13,962%
							SAOS	32,888%
							Others	53,150%

(*) As of March 31, 2012 figures calculated over 12,138,504,795 outstanding shares of SM-Chile S.A., and 86,942,514,973 outstanding shares of Banco de Chile.

9.                                      Please revise footnote 3 to disclose that LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.

Response:

In response to the Staff’s comment, we will add the following disclosure to our 20-F on page 135, at the onset of footnote 3:

LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.

10.                               We refer to your disclosure in footnote 4.  Please explain the relationship, if any, between Jacob Ergas and Jorge Ergas.

Response:

We respectfully note the Staff’s comment and will in the future amend the Form 20-F accordingly on page 135 by adding the following at the end of footnote 4:

Mr. Jacob Ergas and Mr. Jorge Ergas are father and son.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flow, page F-9

11.                               We note the reconciling item “other credits which do not represent cash flows” and that it represented 12%, 22%, and 24% of net income for the past three fiscal years.  Please provide us a breakout of these credits and in your future filings separately present any credit within this amount that represents more than 10% of net income for the period.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

In future filings we will label this item like “Other charges (credits) to income that do not represent cash flows” and we will separate any item that represents more than 10% of net income.

Bellow is the breakout of other charges (credits):

	As of December 31,
	2009	2010	2011
	MCh$	MCh$	MCh$
Item
Foreign Exchange (a)	(48,354)	(35,097)	35,333
Recoveries (b)	(26,879)	(32,168)	(46,340)
Adjustment portfolio leases (c)	27,758	(8,318)	(41,079)
Others (d)	(15,733)	(16,231)	(178)
Total	(63,208)	(91,814)	(52,264)

(a) Corresponds to foreign exchange accrued from borrowings and bond redemptions

(b) This item corresponds to reclassifications (credit), from net income to”(Increase) decrease in loans to customers, net”

(c) Corresponds to accrued interest from portfolio leases

(d) Corresponds to others credits that not represent cash flows related to various minor concept like interest accrued, some provisions, etc

12.                               We were unable to locate the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency in your Consolidated Statement of Cash Flows.  Please clarify whether paragraph 28 of IAS 7 was applicable and if so, revise your future filings to present the required information separately from cash flows from operating, investing, and financing activities.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

We have reviewed paragraph 28 of IAS 7 and we have not disclosed the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency in our Consolidated Statement of Cash Flows.  The effect of this error amounted to Ch$7,151 million in 2011.  We will disclose this effect in future filings as we did not deem them to be material to the financial statements as a whole as it represents less than 1% of cash equivalents.

Note 2. Summary of Significant Accounting Principles, page F-10

(m)(iv) Loans to customers — Impairment of loans, page F-22

13.                               We note your disclosure on page F-23 that once a loan is identified as impaired the accrual of interest in accordance with the contractual terms of the loan are discontinued and only the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income in accordance with paragraph AG93 of IAS 39.  We also note your disclosure on page 62 that interest is recognized on certain past due loans where 80% or more of your exposure under the loan is secured.  Please tell us and revise your future filings to disclose your policy for recording payments received on these loans.  Also, revise your policy disclosures here to discuss those impaired loans on which you continue to record interest.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.  Our policy for impaired loans is to discontinue the accrual of interest in accordance with the contractual terms, and recognize the accretion of the net present value in accordance with paragraph AG93 of IAS 39.

Regarding the disclosure on page 62, it corresponds to an option given by the regulator, but not used by the Bank.  In future filings we will revise this disclosure to be consistent with our financial statements.

14.                               We note your disclosure that for individual evaluation you assign a risk category to each debtor and its respective loans.  We also note that loans evaluated on a group basis are grouped according to similar credit risk characteristics.  Please tell us and revise your future filings to clarify whether the risk ratings assigned are the same ones described beginning on page 76.  Please also explain whether the risk ratings assigned have a direct impact on the amount of the associated allowance (e.g., through the application of prescribed allowance percentages).

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

The methodology used to calculate allowances of individual portfolio is based on historical loss recorded for the normal portfolio and the best estimate of recovery of impaired loans.

The risk category have been presented in our filings to present additional information about our portfolio and how we monitor risk by industry sector, credit administration, etc.  However, this classification does not have a direct impact on the calculation of the provision, so the allowance is calculated according to Note 2 of our Consolidated Financial Statements, specifically Note 2 (m), page F-23.

The group analysis is used to analyze a large number of operations whose individual amounts are not significant.  For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans.

(m)(v) Loans to customers — Renegotiated loans, page F-24

15.                               We note your disclosure that renegotiated loans continue to be subject to an individual or collective impairment assessment.  Please tell us and revise your future filings to clarify whether renegotiated loans are always a separate loan pool in the group evaluation.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

At the end of 2011 the renegotiated loans amounted to MCh$338,725 millions, MCh$192,802 millions of consumer loans, MCh$26,286 million of mortgage loans and MCh$119,637 million of commercial loans.  These renegotiated loans are provisioned according to relevant characteristics for this type of product, considering, for example:

•                  Number of renegotiations of the credit and the number of installments paid.

•                  Other variables of the debtor’s payment behavior

•                  The evolution of its debt in the financial system

Group renegotiated loans are specifically analyzed as a separate pool using models based on historical loss data associated with this type of credit, to obtain higher levels of provisions with respect to the normal risk portfolio.

Note 10. Loans to Customers, net, page F-54

16.                               We note from the disclosure on page F-57 that the allowance for individually impaired loans was Ch$127.7 billion and Ch$113.7 billion as of December 31, 2011 and 2010.  Please reconcile these amounts with the allowance for individual provisions of Ch$153.5 billion and Ch$182.6 billion presented on pages F-54 and F-55.

Response:

The conciliation between pages F-54 and F-55 with page F-57 is as follows:

Allowances Individual
2011
MCh$
A1	15
A2	1,302
A3	3,916
A4	14,059
A5	16,670
A6	17,236
B1	868
B2	795
Individual Normal portfolio Allowances	54,861
Individual Impaired loans Allowances (see note 10 (c))	127,717
Total Individual Allowances (see note 10 (b))	182,578

Allowances Individual
2010
MCh$
A1	—
A2	1,415
A3	5,935
B	32,426
Individual Normal Allowances	39,776
Individual Impaired Allowances (see note 10 (c))	113,705
Total Individual Allowances (see note 10 (a))	153,481

During 2011 the classification changed with respect to previous periods, as further disclosed in the 20-F on page 76.

Note 16. Current Taxes and Deferred Taxes, page F-69

(a) Current Tax, page F-69

17.                               We note from your tabular disclosure that you reference a tax rate of 17% for the calculation of your beginning income taxes.  We also note your disclosure on page F-71 that Law No. 20,455 issued in 2010 increased your tax rate for 2011 from 17% to 20%.  Please clarify whether the Ch$64.6 billion of income taxes for 2011 was calculated using a 17% or 20% tax rate and revise your future filings as necessary.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.  Disclosure presented in page F-69 referred to a tax rate of 17%, however the tax rate for period 2011 was 20% which was the percentage used to calculate income taxes for that period as disclosed in the tax rate reconciliation table on note 16(c) on page F-70. In future filings we will disclose the tax rate in each period.

(d) Effect of deferred taxes on income and equity, page F-72

18.                               We note that within your tabular disclosure on the effect of deferred taxes on income and equity the other adjustments line item under total credit differences accounts for 48% of the total credit differences.  Given the significance of this “other adjustments” line item to both the total credit differences and deferred tax assets, net, please revise your future filings to provide a description of what is included in this amount.  Further, as appropriate, please consider disaggregating this line item into separate, more descriptive line items for both your total debit and credit differences.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.  The “other adjustments” line item primarily includes credit differences related to staff severance indemnities, loan adjustments related to effective rates, unrecovered tax credit and intangibles (core deposits, and brands).

In future filings we will consider disaggregating this line.

Note 17. Other Assets, page F-73

19.                               Please tell us and revise your future filings to describe what the asset “documents intermediated” totaling Ch$77.6 billion and Ch$103.4 billion as of December 31, 2011 and 2010 represents.  In your response address how this asset is different from the “pending transactions” and “transactions in progress” line items also included in other assets and the “transactions in the course of collection” presented on the Consolidated Statement of Financial Position.  In addition, address this comment for the other liabilities table on page F-82.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

The “Documents intermediated” amount disclosed on page F-73 represents the accounts receivable by brokerage operations from our subsidiary “Banchile Corredora de Bolsa”, mainly generated by the intermediation of brokerage transactions in the stock exchange, commissions and fees charged to customers.

The “Pending transactions” and “Transaction in progress” are very similar terms; both are generated by timing issues, generally between the moment when a transaction is realized and the moment when the operation is entered in the Bank´s systems. The “Pending transactions” amount includes current accounts balances between branches and the head office (we only have offices in Chile) and “Transactions in progress” includes transactions in the normal course of operations of the Bank, which for different reasons could not be input into their final accounts (salary advances for personnel, cashier losses, legal costs, etc.)

“Transaction in the course of collection” are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours.

Note 38. Fair Value of Financial Assets and Liabilities, page F-101

(a) Financial instruments measured at fair value, page F-101

20.                               It appears that you have a significant amount of financial instruments for which the fair value is determined through the use of valuation techniques.  It also appears, based on your disclosures on pages F-102 — F-103 that such valuations are primarily performed using NPV calculations or options models such as Black-Scholes.  Your disclosures, however, appear to be somewhat general in that you do not discuss the specific valuation techniques and related assumptions with any specificity in regards to the particular instruments being valued, nor do you discuss the extent of your use of unobservable inputs that resulted in the classification of certain financial instruments within Level 3 of the fair value hierarchy.  Accordingly, please revise your future filings to provide more granular disclosure of the valuation techniques and significant assumptions used to determine the fair value of each class of financial instrument and discuss the extent to which certain key assumptions were unobservable and how that impacted your fair value classification.  Refer to paragraphs 27 to 27A of IFRS 7.

Response:

Paragraph 27 (a) of IFRS 7 refers to valuation techniques and assumptions in the fair value determination for each class of asset and liability.

According to the Staff’s request, we will disclose the techniques and assumptions for each type of financial instrument by level or hierarchy. Furthermore, we will discuss the general framework in which the fair value process is performed. In this general framework, industry standard measurements, quoted prices in active markets, indicative prices from brokers for non observable transactions are crucial measurements.

We propose the following disclosure:

Level 1: Banco de Chile considers instruments with observable quoted price in active markets for the same instrument or specific type of transaction. The following instruments are included in this level: Currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For instruments classified as Level 1, daily market valuation parameters are available in active markets. For currency futures as well as mutual funds and equity, closing prices multiplied by the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the quoted internal rate of return is used to discount every cash flow and obtain the fair value of each instrument for each currency; CLP or CLF. The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

Level 2:  Banco de Chile includes in this level instruments for which there is no market quotes. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets. This level is composed mostly by derivatives, currency and interest rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities. For derivatives with optionality the fair value process is performed using Black-Scholes-Merton formulas. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return to discount every cash flow and obtain the fair value of each instrument, for each currency. In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs. The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3: Banco de Chile considers instruments where the input parameters used in the valuation are not observable through market quotes in active markets nor can they be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them. Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For the securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, is used to validate the parameters that will be used as inputs.  The techniques used for this level correspond to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

(d) Other assets and liabilities, page F-107

21.                               We note your disclosure that the fair values of instruments not presented at fair value in your financial statements were derived from discounted cash flows using the market interest rate for each instrument.  Paragraphs 25 to 27 of IFRS 7 require disclosure of the valuation techniques and the assumptions applied in determining fair values for each class of financial assets and liabilities that do not meet the requirements of paragraph 29(a).  Please revise your future filings to provide more detailed disclosures with respect to the valuation techniques and assumptions used to determine the fair value of each class of financial assets and liabilities that does not meet the exception in paragraph 29(a) of IFRS 7.  Specifically with respect to loans, clarify whether the cash flow analyses are based on expected cash flows that already reflect assumptions about the uncertainty in future defaults or are contractual cash flows that the discount rate reflects the uncertainty about future defaults.

Response:

The 29 (a) exception refers to: “when the carrying amount is a rational approach to this fair value, for example in the case of financial instruments such as accounts payable or receivable in the short term”. Regarding this exception, Banco de Chile assumes that the carrying amounts for financial assets and liabilities that have a short term maturity (less than three months) approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

In response to the staff’s request we will discuss and disclose the techniques and assumptions for each type of financial instrument. Furthermore, we will specifically discuss the methodology used to calculate the loans fair value.

We propose the following disclosure be included in future filings:

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction.

Specifically, for loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already modeled the estimate probability that its customers do not fulfill their obligations.

For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates (current or as of the month under analysis rates) of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

Note 40.  Risk Management, page F-110

22.                               We refer to your disclosure on page 19 that a main project for 2011 involved the development of “a new system of financial evaluation for companies that supports the tasks carried out by [y]our Corporate Risk Management Division.”  Please describe the material components of this system and explain how it supports risk management.

Response:

We respectfully note the Staff’s comment.

During the year 2011, a new financial system was launched, this system is integrated with the actual corporate CRM of the Bank, and provides among other capabilities:

•                  A better performance to managing accounts, both Chilean GAAP and IFRS.

•                  Greater quantity of information and better reports for a better understanding of financial strengths and weakness of our corporate clients.

•                  The information provided by this system is helpful to make better decisions.

In 2011, this system provided mainly financial analysis for better decision-making.  This is the first phase of the project.  During 2012 and 2013 we will incorporate assessment modules for generating ratings of our customers business differentiated by sectors and segments.

The above will enable the Bank to have a tool with objective information from our customers, which it will provide for the better identification of the credit quality of our clients.

(1)(c) Introduction — Measurement Methodology, page F-112

23.                               We note that each year you perform a sufficiency test of your allowance for loan losses and that the results are presented to the Board of Directors.  Please tell us and revise your future filings to discuss the procedures and processes in place in the event that the test results reflect an insufficient allowance for loan losses and whether this test could result in an increase in your provision and allowance for loan losses.  Tell us if your allowance for loan losses failed the sufficiency test anytime during the last three fiscal years.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

The Bank, for their portfolios evaluated individually and as a group has developed methodologies and analysis to determine the adequacy of provisions based on statistical analysis of historical series from actual loss. These methodologies are segmented by customer type and product.

The Bank requires making an adequacy test at each annual closing provision, which must be presented to the Board for review.

The presentation of the results of this test must be recorded in Board Minutes and the Board must communicate the results to the Superintendency of Banks, whether it is in accordance with their level of provisions where appropriate, supplementary provisions have been required as a result of this review.

Each year this sufficiency test is performed and during the last three fiscal years, the sufficiency test has never failed, thus demonstrating that the Bank has sufficient allowances for loan losses.

(2)(c) Credit Risk — Derivative Instruments, page F-115

24.                               We note your disclosure that the risks derived from derivative instruments are determined by the SBIF models and controlled against lines of credit of the counterparty at the inception of the transaction.  Please enhance your disclosure in your future filings to discuss the specific risks derived from derivative instruments (e.g., counterparty credit risk) and how the risks are controlled by lines of credit of the counterparty to the derivative transaction.  Please also discuss the use of collateral requirements and/or master netting agreements in mitigating counterparty credit risks on derivative instruments. Refer to paragraphs 33 and 36 of IFRS 7.

Response:

We note the Staff’s comment and will revise our future filings accordingly.

Our proposed disclosure is the following:

“Counterparty credit exposures generated by derivative transactions are determined utilizing SBIF and internal models.

Credit exposures under SBIF framework are computed as follows:

Credit Exposure = Maximum (CMTM, 0) + Factor*Notional

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

Factor: Factors suggested by the BIS (Bank for International Settlements) in 1996

The exposures computed following SBIF models are measured daily, controlled and reported by counterparty against specific credit lines approved for each of them during the entire life of the transactions.

Additionally, we generate another metric which is the pre-settlement exposure (PSE at 95% confidence level) under internal models, as follows:

PSE =Maximum (CMTM + CEF*Notional, 0)

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

CEF: Credit Exposure Factor, which reflects the peak exposure of the transaction under 95% of confidence level

This metric for each counterparty, is currently compared against the credit line at inception only.  However, it will be computed on a daily basis from October 2012 onward.

Hence, we will have soon two metrics for measuring and reporting credit exposures for derivative transactions: the regulatory one and that calculated under internal models. The former will be used for computing regulatory ratios and the latter for measuring, limiting, controlling and reporting credit exposures generated by these transactions.

Credit mitigating conditions for derivative transactions, such as thresholds, margin calls, etc. have become popular in the local financial markets. Collateral agreements have been demanded by certain banks for inter-banking transactions but the effective application of netting in the case of bank’s default in Chile is doubtful; in fact, Chilean Bank Law allows the intervention of bank under stress by regulatory entities previous to the execution of the default. Therefore, we are not considering credit mitigations for transactions with banks domiciled in Chile. Conversely, netting is possible with non-banking corporations and there are a few corporate customers that have accepted credit mitigations conditions. In any case, all transactions are documented under a regular Master Agreement, which has been reviewed by the local regulatory entities.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations in place for this kind of transactions.”

(2)(d) Credit Risk — Portfolio Concentration, page F-115

25.                               We note your credit risk exposure per balance sheet item disclosed on page F-118 as of December 31, 2011.  Please confirm these amounts represent your maximum exposure to credit risk without taking into account any collateral held or other credit enhancements.  Refer to paragraph 36(a) of IFRS 7.

Response:

We respectfully note the Staff’s comment and confirm that these amounts represent our maximum exposure to credit risk without taking into account any collateral held or other credit enhancements and is in accordance with paragraph 36 (a) of IFRS 7.

On page F-115 when talking about portfolio concentration, we refer to maximum exposure by counterparty without taking into account any collateral held or other credit enhancements.  The table on page F-118 discloses maximum exposures per balance sheet item by region, not by counterparty, while page F-119 discloses the maximum credit risk exposure by counterparty.  We will clarify this in future filings.

(2)(f) Credit Risk — Credit Quality by Asset Class, page F-120

26.                               We note that your aging analysis of loans on page F-123 is for the normal loan portfolio only and the total of these loans that are past due one to 90 days was Ch$104.1 billion.  We also note you present the aging of non-impaired, loans over-due one to 90 days on page F-122 and the total of these loans was Ch$118.2 billion, excluding “loans and advances to banks.”  Please reconcile the difference between the aging analyses of non-impaired loans presented on page F-122 with the one on page F-123 for aging of one to 90 days and clarify the difference in your future filings.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

Page F-123 shows the past due loans related to our non-impaired portfolio and page F-122 considers all portfolios; normal, substandard and non-complying loans.

In future filings we will include the following proposed disclosure:

As of December 31, 2011:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	19,694	—	—	19,694
Commercial loans	16,797	6,206	6,718	29,721
Import-export financing	15,802	962	406	17,170
Factoring transactions	32,623	4,701	532	37,856
Commercial lease transactions	2,201	594	292	3,087
Other loans and receivables	1,213	1,115	929	3,257
Residential mortgage loans	205	400	379	984
Consumer loans	13,732	6,815	5,575	26,122
Total past due	102,267	20,793	14,831	137,891
Past due related to impaired portfolio	(12,188)	(10,175)	(11,459)	(33,822)
Past due related non-impaired portfolio (see note 40 (f))	90,079	10,618	3,372	104,069

Form 6-K Filed September 13, 2012

27.                               Please tell us the purpose of the capital increase, the timing of the offering and the method by which you propose to issue the cash shares.

Response:

We respectfully note the Staff’s comment. The purpose of the capital increase is to strengthen our capital position in order to anticipate new capital requirements for the banking industry, and to finance our growth plans.

As for the timing, there was an Extraordinary Shareholders’ meeting on October 17, 2012 in order to vote on the proposed capital increase. Under applicable Chilean law, the approved capital increase involves two stages that begin with an Ordinary Preemptive Rights Period (the “Ordinary Period”) likely to take place by the beginning of December 2012, as we are required to comply with certain formalities related to the amendment of our by-laws and registration of the new issuance before local authorities. Once the 30 day- Ordinary Period has expired, probably by early January 2013, there is a 15 day waiting period that is followed by a Special Preemptive Rights Period (the “Special Period”) in connection with our shares pledged in favor of the Chilean Central Bank. This Special Period will last for 30 days and accordingly is estimated to end by mid or late February 2013. Our remaining shares, not subscribed either during the Ordinary or Special periods will be sold through a public auction process that may take place between three to six months once the Special Period is completed, as decided by our management.

As mentioned in the Form 6-K filed on October 17, 2012, at the Extraordinary Shareholders Meeting of the Bank held on October 17, 2012 it was agreed to increase the Bank’s capital in the amount of Ch$ 250,000,000,000. The capital increase will be carried out by the issuance of 3,939,489,442 cash shares to be labeled “Banco de Chile-T”, with same rights as all Banco de Chile’s shares, with the exception that they will not allow its holders to receive dividends and fully paid-in shares, as the case may be, with respect to our net distributable earnings for fiscal year 2012. Once such dividends and fully paid-in shares were distributed and paid, shares “Banco de Chile-T” will be automatically converted into “Banco de Chile” shares.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Pedro Samhan E.
Chief Financial Officer

cc:	Arturo Tagle — Chief Executive Officer — Bank of Chile
Pablo Mejias — Investor Relations — Bank of Chile
Miguel Bozo — International Reporting Head — Bank of Chile
Antonia Stolper — Shearman & Sterling LLP